Filed by: Muncy Bank Financial, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.
Subject Company: Muncy Bank Financial, Inc.
Commission File Number: 033-24618

CCFNB Bancorp, Inc. and Muncy Bank Financial, Inc. Announce
Strategic Merger of Equals

Bloomsburg, PA and Muncy, PA, April 18, 2023 – CCFNB Bancorp, Inc. (OTCPK: CCFN) and Muncy Bank Financial, Inc. (OTCQB: MYBF) today jointly announced the signing of a definitive merger agreement to combine the two companies in a strategic merger of equals. The combined company would have approximately $1.6 billion in total assets, $1.2 billion of total deposits, $1 billion in total loans, and $144 million of combined shareholders’ equity based upon reported year end December 31, 2022 financial statements.

This strategic combination of high performing Central Pennsylvania community banks will create a premier financial institution with greater scale, operating leverage, and resources to compete in the highly competitive Central PA market. Muncy Bank Financial will merge with and into CCFNB Bancorp, and Muncy’s subsidiary bank, The Muncy Bank and Trust Company (“MBT”), will merge with and into First Columbia Bank & Trust Co. (“First Columbia”), CCFNB’s banking subsidiary. The combined bank will be renamed Muncy Columbia Bank to represent the storied histories of both financial institutions. The proforma CCFNB will achieve efficient staff levels through voluntary early retirement and voluntary severance package offerings to existing First Columbia and MBT employees, as well as the natural attrition of the workforce. No mandatory layoffs are currently anticipated. Additionally, no branches are expected to close as a result of the transaction.

In this all-stock transaction with a total deal value of $65.6 million (calculated on the basis of the average closing price per share on the trading days within the 30 consecutive trading days ending April 17, 2023 on which one hundred or more shares of CCFNB common stock traded), Muncy Bank Financial, Inc. common shareholders will receive a fixed exchange ratio of 0.9259 shares of CCFNB for each Muncy share they own. The transaction is expected to qualify as a tax-free reorganization (except to the extent of cash received for fractional shares). At the close, Muncy shareholders are expected to own approximately 42% of the proforma CCFNB. The Boards of Directors of the proforma CCFNB and Muncy Columbia Bank will consist of eight members from CCFNB and six from Muncy. Concurrent with the transaction, the proforma CCFNB will also become a registrant under the Securities Exchange Act of 1934. The registration of the proforma CCFNB’s shares is expected to provide greater liquidity and a deeper market through which to buy or sell shares of the proforma CCFNB.

Lance O. Diehl, CCFNB’s current President and CEO, will be the Chairman, President and CEO of the pro forma CCFNB and Executive Chairman of Muncy Columbia Bank. Robert J. Glunk, currently Chairman, President and CEO of Muncy Bank Financial, Inc., will be the Chief Operating Officer of the pro forma CCFNB and President and CEO of Muncy Columbia Bank. Messrs. Diehl and Glunk will also be directors of the pro forma CCFNB and Muncy Columbia Bank. Senior management of both banks will continue to be key leaders of the pro-forma Muncy Columbia Bank and will have offices in Bloomsburg, Muncy and South Williamsport. Back offices and operations centers will be located in both Muncy and Bloomsburg.

In announcing this combination of two community-focused financial institutions, Mr. Diehl stated, “We are excited about this coming together of our community banks. We are delighted to have found a like-minded partner right in our backyard. I have the utmost confidence in our ability to work together and to leverage each other’s strengths. Our banks not only share similar cultures and values, but we also benefit from complementary business models, internal systems and product offerings. Having begun my career as a front-line teller, I have seen the tremendous evolution of banking and the speed at which technology, in particular, has impacted how people bank. I am confident that our unified bank will be well positioned to continue to grow and serve the needs of our current generation of customers, while strategically planning for and building out expanded capabilities to serve future generations for years to come.”

Edwin A. Wenner, the current Chairman of both CCFNB and First Columbia Bank, who will continue to serve on the CCFNB and Muncy Columbia Bank boards of directors post-transaction, stated, “This merger reinforces the strong foundation upon which both banks have been built. It preserves our long histories of serving generations of local individuals, families and businesses; our focus on highly personalized service; and our unwavering commitment to community—all of which are hallmarks of a community bank. With a larger geographic footprint and economies of scale, this merger opens up new opportunities for investment, growth, and increased shareholder value. I welcome our expanded team of employees, new executive leadership, and board members who will be united in our common goal to build upon the successes of each bank and move Muncy Columbia Bank forward, while staying true to our common roots as a community bank. Today marks the start of a new chapter, and I am encouraged and excited for the future.”

Mr. Glunk stated, “Together our community bank will be stronger and better positioned to compete in the ever-changing banking marketplace. We believe our unified bank will offer customers the best of all worlds—a hometown bank that remains headquartered locally and makes decisions at the local level yet has the scale to create added value for customers with robust product offerings and responsive online or in-person customer experiences. I look forward to working with our integrated team of dedicated employees to deliver on our shared commitment to customers and to the communities we serve. As a larger bank, our employees will also benefit from more career path options and growth opportunities, and I am excited to lead the way as we establish Muncy Columbia Bank as an employer of choice in the region.”

The combination of CCFNB and Muncy represents the culmination of extensive discussions over the past eighteen months between the boards of directors and management teams of each company.

The merger agreement was unanimously approved by the boards of directors of both companies. The combination is expected to be completed in the fourth quarter of 2023, subject to approval of both companies’ shareholders, regulatory approvals, and other customary closing conditions. Customers of both institutions will continue to receive the extraordinary service and customer experience they have been accustomed to.

The Kafafian Group, Inc. is acting as financial advisor and provided a fairness opinion to CCFNB Bancorp, Inc. with Stevens & Lee serving as legal counsel to CCFNB Bancorp, Inc. Griffin Financial Group is serving as financial advisor and provided a fairness opinion to Muncy Bank Financial, Inc. with Barley Snyder serving as its legal counsel.

About CCFNB Bancorp, Inc.

CCFNB Bancorp, Inc. is a registered financial holding company, headquartered in Bloomsburg, Pennsylvania. CCFNB Bancorp, Inc. has one subsidiary bank, First Columbia Bank & Trust Co. First Columbia Bank & Trust Co. is a full-service community commercial bank, serving a market area in Columbia, Montour, Luzerne, Lycoming, and Northumberland counties.

The Bank engages in a full line of personal, business and municipal financial services and alternative investment products, including corporate and personal fiduciary services. The Bank serves these markets through its main office in Bloomsburg and 12 community branch offices. The Bank has 177 employees. As of December 31, 2022, CCFNB Bancorp, Inc. had $944 million in total assets.

About Muncy Bank Financial, Inc.

Muncy Bank Financial, Inc. is the bank holding company for The Muncy Bank and Trust Company. The Muncy Bank and Trust Company serves customers through their retail banking, commercial banking, and financial services divisions. Muncy Bank's ten offices are located in the communities of Muncy, Clarkstown, Hughesville, Montoursville, Dewart, Avis, Linden, Montgomery and South Williamsport. The Muncy Bank and Trust Company has 120 employees. As of December 31, 2022, Muncy Bank Financial, Inc. had approximately $633 million in total assets.

Cautionary Note Regarding Forward-Looking Statements

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to CCFNB Bancorp, Inc. (“CCFNB”) and Muncy Bank Financial, Inc. (“Muncy”). These forward-looking statements may include beliefs, goals, intentions, and expectations regarding the proposed transaction between Muncy and CCFNB, revenues, earnings, loan production, asset quality, and capital levels, among other matters; estimates of future costs and benefits of the actions that may be taken; assessments of probable losses on loans; assessments of interest rate and other market risks; ability to achieve financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.

Forward-looking statements are typically identified by such words as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “should,” “will” and other similar words and expressions, and are subject to numerous assumptions, risks, and uncertainties, which change over time. These forward-looking statements include, without limitation, those relating to the terms, timing and closing of the proposed transaction.

Additionally, forward-looking statements speak only as of the date they are made; CCFNB and Muncy do not assume any duty, and do not undertake, to update such forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Furthermore, because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those indicated in such forward-looking statements as a result of a variety of factors, many of which are beyond the control of CCFNB and Muncy. Such statements are based upon the current beliefs and expectations of the managements of CCFNB and Muncy and are subject to significant risks and uncertainties outside of the control of the parties. Caution should be exercised against placing undue reliance on forward-looking statements. The factors that could cause actual results to differ materially include the following: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between CCFNB and Muncy; the outcome of any legal proceedings that may be instituted against CCFNB or Muncy; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the ability of CCFNB and Muncy to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of either or both parties to the proposed transaction; the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where CCFNB and Muncy do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate Muncy’s operations and those of CCFNB; such integration may be more difficult, time consuming or costly than expected; revenues following the proposed transaction may be lower than expected; CCFNB’s and Muncy’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by CCFNB’s issuance of additional shares of its capital stock in connection with the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of CCFNB and Muncy to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally; and risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of CCFNB and Muncy; uncertainty as to the extent of the duration, scope, and impacts of the COVID-19 pandemic on CCFNB, Muncy and the proposed transaction; and the other factors discussed in other reports CCFNB and Muncy may file with the U.S. Securities and Exchange Commission (the “SEC”).

Additional Information and Where to Find It

In connection with the proposed transaction, CCFNB will file a registration statement on Form S-4 with the SEC. The registration statement will include a joint proxy statement of CCFNB and Muncy, which also constitutes a prospectus of CCFNB, that will be sent to CCFNB’s and Muncy’s shareholders seeking certain approvals related to the proposed transaction.

The information contained herein does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Investors and security holders of CCFNB and Muncy and their respective affiliates are urged to read, when available, the registration statement on Form S-4, the joint proxy statement/prospectus to be included within the registration statement on Form S-4 and any other relevant documents filed or to be filed with the SEC in connection with the proposed transaction, as well as any amendments or supplements to those documents, because they will contain important information about CCFNB, Muncy and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about CCFNB and Muncy, without charge, at the SEC’s website (http://www.sec.gov). Copies of documents filed with the SEC by CCFNB will be made available free of charge in the “Investor Relations” section of CCFNB’s website, https://www.firstcolumbiabank.com. Copies of documents filed with the SEC by Muncy will be made available free of charge in the “Investor Relations” section of Muncy’s website, https://ir.muncybank.com.

Participants in Solicitation

CCFNB, Muncy, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding directors and executive officers of CCFNB and Muncy will be made available in the joint proxy statement/prospectus to be filed by CCFNB with the SEC in connection with this proposed transaction, and certain other documents filed with the SEC by CCFNB and Muncy, respectively. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.

Contacts:

CCFNB Bancorp, Inc.	Muncy Bank Financial, Inc.
Lance O. Diehl	Robert J. Glunk
570-387-3464	570-940-1908
ldiehl@firstcolumbiabank.com	robert.glunk@muncybank.com